

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2021

Daniel Lee
Chief Executive Officer
FULL HOUSE RESORTS INC
One Summerlin
1980 Festival Plaza Drive
Suite 680
Las Vegas, NV 89135

> **Re: FULL HOUSE RESORTS INC**
> **Form S-3**
> **Filed December 29, 2020**
> **File No. 333-251778**

Dear Mr. Lee:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Stacie Gorman at 202-551-3585 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: John C. Jeppsen, Esq.